June 26, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance
100 F Street NE

Washington, D.C. 20549

Re:	China New Borun Corporation Form 20-F for Fiscal Year Ended December 31, 2012 Filed April 24, 2013 Correspondence submitted May 14, 2013 File No. 001-34754

Dear Ms. Jenkins:

I refer to your letter dated June 14, 2013, relating to China New Borun Corporation’s correspondence submitted May 14, 2013 regarding Staff comments on the company’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Letter”). The Letter has requested us to respond within ten business days.

We are in the process of collecting and investigating the relevant facts in order to prepare accurate and complete answers to these issues. Therefore, we respectfully request an extension of the deadline by eight (8) business days. We intend to submit our response on July 10, 2013.

Please do not hesitate to contact me if you have additional questions or require additional information.

China New Borun Corporation

By:	/s/ Terence Chen
Name:	Terence Chen
Title:	Chief Financial Officer